ROPES & GRAY LLP 1900 UNIVERSITY AVENUE, 6th FLOOR EAST PALO ALTO, CA 94303-2284 WWW.ROPESGRAY.COM	FOIA CONFIDENTIAL TREATMENT REQUEST CONFIDENTIAL TREATMENT REQUESTED BY CARBYLAN THERAPEUTICS, INC. UNDER 17 C.F.R. §200.83 CBYL -001

January 12, 2015	David J. Saul T +1 650 617 4085 F +1 650 566 4232 david.saul@ropesgray.com

VIA EDGAR AND HAND DELIVERY

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Carbylan Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-201278

Dear Mr. Riedler,

We are submitting this letter (the “Letter”) on behalf of Carbylan Therapeutics, Inc. (the “Company”) in connection with the review by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-201278) (the “Registration Statement”) filed with the Commission on December 29, 2014. The purpose of this Letter is to provide supplemental information to the Staff in respect of the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an amendment to the Registration Statement.

Because of the commercially sensitive nature of the information discussed in this Letter, we are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83 (“Rule 83”). A redacted letter will be filed on EDGAR, omitting the confidential information contained in the Letter. The confidential information proposed to be redacted pursuant to Rule 83 is marked by brackets herein.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation” included on pages 73 through 75 of the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED

BY CARBYLAN THERAPEUTICS, INC.

CBYL-002

January 12, 2015

The Company supplementally advises the Staff that while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors and reflecting the input from the lead underwriter for its initial public offering (the “Underwriter”), the Company currently anticipates a price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any reverse stock split that the Company will give effect to prior to the Commission’s declaration of effectiveness of the Registration Statement. For purposes of this Letter, the Company currently estimates that the stock split will be approximately [***] to [***]. This reverse stock split would result in a post-split Preliminary IPO Price Range of approximately $[***] to $[***] per share, with a midpoint of approximately $[***] per share.

The Company’s Preliminary IPO Price Range as discussed with its Underwriter is preliminary and reflects ongoing uncertainty and volatility in the capital markets. The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and its Underwriter, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS AND COMMON STOCK VALUATIONS

The Company has advised us that it has granted stock options during the period from January 1, 2014 through the date of this letter as follows:

Grant Date	Number of Shares Underlying Stock Options Granted	Exercise Price Per Share of Common Stock(1)	Estimated Fair Value Per Share of Common Stock(1)	Deemed Fair Value Per Share of Common Stock for Financial Accounting Purposes
October 30, 2014	1,362,826	$1.75	$1.75	$[***](2)
December 24, 2014	349,471	$2.05	$2.05	$[***](3)

(1)	The exercise price per share of common stock and the estimated fair value per share of common stock represent the determination by the Company’s Board of Directors of the estimated fair value of the Company’s common stock as of the date of the grant, taking into consideration various objective and subjective factors, including the conclusions of the most recent independent valuations of the common stock as discussed below.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Carbylan Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED

BY CARBYLAN THERAPEUTICS, INC.

CBYL-003

January 12, 2015

(2)	For the October 30, 2014 grant date, the Company has reassessed the fair value of common stock and used a deemed fair value per share of common stock for financial accounting purposes of $[***]. This deemed fair value was calculated based on [***]% of the low end of the Preliminary IPO Price Range and with a retrospective view as to events that have occurred subsequent to the grant date. The Company believes that [***]% of the low end of the Preliminary IPO Price Range is an appropriate data point to use in analyzing the stock-based compensation issue as it gives account to the uncertainty at the time of grant that the IPO would occur. At the time of the October 30, 2014 grant date, the capital markets were experiencing significant volatility as measured by the S&P 500 Volatility Index (the “VIX”). The VIX is purported to be a measure of market perceived volatility in either direction, either positive or negative. A high VIX means that investors see significant risk that the market will move sharply, whether upward or downward, and contributes to the uncertainty associated with the Company being able to complete an IPO. In October 2014, the VIX hit a 52-week high of 25.27 and capital markets remained uncertain throughout the month, significantly above the 52-week low of 10.32 on July 3, 2014. Additionally, the Company’s equity value at IPO considering a 100% probability of IPO at the time of grant of $[***] is comparable to the low end of the Preliminary IPO Price Range of $[***].
(3)	For the December 24, 2014 grant date, the Company has reassessed the fair value of common stock and used a deemed fair value per share of common stock for financial accounting purposes of $[***]. This deemed fair value was calculated based on [***]% of the low end of the Preliminary IPO Price Range and with a retrospective view as to events that have occurred subsequent to the grant date. The Company believes that [***]% of the low end of the Preliminary IPO Price Range is an appropriate data point to use in analyzing the stock-based compensation issue as it gives account to the uncertainty at the time of grant that the IPO would occur. At the time of the December 24, 2014 grant date, the capital markets continued to experience significant volatility as measured by the VIX. In December 2014, the VIX remained high at 23.57. Additionally, the Company’s equity value at IPO considering a 100% probability of IPO at the time of grant of $[***] is comparable to the low end of the Preliminary IPO Price Range of $[***].

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

As previously disclosed, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Valuation Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Carbylan Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED

BY CARBYLAN THERAPEUTICS, INC.

CBYL-004

January 12, 2015

In determining a fair value for the common stock, the Company estimated the enterprise value of the business using a Probability Weighted Hybrid Approach. The Probability Weighted Hybrid Approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows under two separate scenarios, Scenario 1 in which the Company completes an IPO prior to March 2015 (the “2015 IPO”) and Scenario 2 in which the Company does not complete an IPO and continues to remain privately held (“Stay Private”).

These future cash flows are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows. The discount rate used in the third-party valuations was based primarily on the capital asset pricing method (CAPM) with adjustments for small company size risk and company specific risk and then compared against empirical cost of capital data contained within the AICPA Valuation Guide. The debt values were then deducted from the values determined under the Probability Weighted Hybrid Approach to determine the equity value of the business under each scenario.

The resulting equity values were then allocated to the common stock under a hybrid approach (i.e., the current value method vis-à-vis common stock equivalent (“CSE”) and the option pricing method (“OPM”)). The CSE method was applied to the IPO scenario while the OPM was applied to the Stay Private scenario. Different allocation methods were applied under each scenario to accurately reflect the liquidation of value at each exit event. The CSE method treats common stock and convertible preferred stock as one class of shares, as the assumption is that all shares would convert under an IPO scenario. The OPM treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference. The common stock is modeled to be a call option with a claim on the business at an exercise price equal to the remaining value immediately after any senior security is liquidated. The OPM uses the Black-Scholes option-pricing model to value the call option.

The Company then applied a probability weighting of the likelihood of each event occurring. The Company believes that the potential liquidity events used in the valuations and the probability weighting of each liquidity event was reasonable and appropriate at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO or sale of the Company in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Company’s Board of Directors and management.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Carbylan Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED

BY CARBYLAN THERAPEUTICS, INC.

CBYL-005

January 12, 2015

For each of the potential future events, the Company estimated a discount for lack of marketability (a “DLOM”) to the derived per share price for each scenario, as it contemplates the Company remaining as a closely held, or non-public company with no ready market for its shares. The Company then calculated a probability-weighted common stock per share value.

At each grant date, the Company’s Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the fair value of its common stock.

DISCUSSION OF RECENT FAIR VALUE DETERMINATIONS

October 30, 2014 Grants

On October 30, 2014, the Company determined the fair value of its common stock to be $1.75 per share. This determination was based in part on an independent third-party valuation.

The following table sets forth the assumptions and results of the Probability Weighted Hybrid Approach used to determine the Estimated Fair Value of common stock:

Estimated Fair Value Per Share	2015 IPO			Stay Private
Equity Value (PV - Marketable Basis) (in thousands)	$	[	***]	$	[	***]
Discount Rate		[	***]%		[	***]%
Common Stock Per Share Value (PV - Marketable Basis)	$	[	***]	$	[	***]
Discount for Lack of Marketability		[	***]%		[	***]%
Time to Liquidity Event		[	***]		[	***]
Volatility		[	***]%		[	***]%
Common Stock Per Share Value (PV - Non-marketable Basis)	$	[	***]	$	[	***]
Probability Weighting		[	***]%		[	***]%
Weighted Per Share Value of Common Stock	$	[	***]	$	[	***]
Estimated Fair Value Per Share		$1.75

In late July 2014, the Company held an organizational meeting to initiate the IPO process and began drafting its Registration Statement on Form S-1 which was confidentially submitted for the first time on September 18, 2014. Additionally, on September 29, 2014, the Company raised $5.0 million in the form of convertible bridge notes from a syndicate of current inside investors. The Company also paid off its existing term loan of $4.25 million and replaced it with a new $4.5 million debt facility. Securing additional funding allowed management to continue to operate the business.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Carbylan Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED

BY CARBYLAN THERAPEUTICS, INC.

CBYL-006

January 12, 2015

For purposes of calculating the Estimated Fair Value Per Share of the October 30, 2014 grants, management and the Company’s Board of Directors have weighed the above factors against the deteriorating IPO market conditions present at that time and therefore determined that the probability of the 2015 IPO scenario of [***]% and the probability of the Stay Private scenario of [***]% is appropriate.

December 24, 2014 Grants

On December 24, 2014, the Company determined the fair value of its common stock to be $2.05 per share. This determination was based in part on an independent third-party valuation.

The following table sets forth the assumptions and results of the Probability Weighted Hybrid Approach used to determine the October 31, 2014 Estimated Fair Value of common stock:

Estimated Fair Value Per Share	2015 IPO			Stay Private
Equity Value (PV - Marketable Basis) (in thousands)	$	[	***]	$	[	***]
Discount Rate		[	***]%		[	***]%
Common Stock Per Share Value (PV - Marketable Basis)	$	[	***]	$	[	***]
Discount for Lack of Marketability		[	***]%		[	***]%
Time to Liquidity Event		[	***]		[	***]
Volatility		[	***]%		[	***]%
Common Stock Per Share Value (PV - Non-marketable Basis)	$	[	***]	$	[	***]
Probability Weighting		[	***]%		[	***]%
Weighted Per Share Value of Common Stock	$	[	***]	$	[	***]
Estimated Fair Value Per Share		$2.05

On October 14, 2014, the Company received the first set of comments to the Registration Statement on Form S-1 which was confidentially submitted on September 18, 2014 and began the process of responding to the comments. Throughout the remainder of 2014, the Company worked with the Commission to address comments and filed the Registration Statement on December 29, 2014.

For purposes of calculating the Estimated Fair Value Per Share of the December 24, 2014 grants, management and the Company’s Board of Directors have weighed the above factors in consideration with the increased likelihood of completing an IPO and therefore determined that an increase in the probability of the 2015 IPO scenario to [***]% and a decrease to the probability of the Stay Private scenario to [***]% is appropriate.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Carbylan Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED

BY CARBYLAN THERAPEUTICS, INC.

CBYL-007

January 12, 2015

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The prices per share above do not reflect any reverse stock split that the Company will give effect to prior to the Commission’s declaration of effectiveness of the Registration Statement.

CONCLUSION

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Valuation Guide, including, specifically, its use of the Probability Weighted Hybrid Approach, which is an accepted valuation method under the AICPA Valuation Guide. The Company believes that the probability weighting of each potential liquidity event used in its fair value analysis was reasonable at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions.

Accordingly, the Company and its Board of Directors consider the grant date fair values to represent bona fide estimates of the fair value of the common stock as of the respective grant dates. Notwithstanding this view, for financial accounting purposes, and in light of the determination of the Preliminary IPO Price Range subsequent to the grant date, the Company retrospectively evaluated the fair value of its common stock with respect to the stock options granted on October 30, 2014 and December 24, 2014 with the benefit of a retrospective analysis as to events that occurred subsequent to the respective grant date resulting in an increase to the deemed fair value for financial reporting purposes. In light of the Preliminary IPO Price Range, in particular, the comparison of the Preliminary Assumed IPO Price and the Deemed Per Share Fair Values, the Company believes that the Deemed Per Share Fair Values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

Should you have any questions, please do not hesitate to contact me at (650) 617-4085.

Very truly yours,

/s/ David J. Saul

David J. Saul

ROPES & GRAY, LLP

cc:	T. Michael White, Carbylan Therapeutics, Inc.

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Carbylan Therapeutics, Inc. with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED

BY CARBYLAN THERAPEUTICS, INC.

CBYL-008

January 12, 2015

cc:	FOIA Office (include CBYL-001 only)

100 F Street NE

Mail Stop 2736

Washington, DC 20549

[***]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Carbylan Therapeutics, Inc. with respect to portions of this letter.